EXHIBIT 99.1




RADA & SpiderTech Collaborate to Market the Future of Perimeter Security & Virtual Fences

Press Release

Source: RADA Electronic Industries Ltd.

On Tuesday September 29, 2009, 9:05 am EDT

NETANYA, Israel, Sept. 29, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) has signed an agreement with Spider Technologies Security Ltd. (SpiderTech, a private company) to help market and manufacture its patented security system's hardware.

SpiderTech developed a patented seismic sensor and signal processing technology that allows for the detection, classification and tracking of unauthorized activity on the surface and underground. The homeland security applications of this technology are wide-ranging: securing sensitive government sites and borders, military applications, as well as covert, commercial and residential security.

"RADA is excited about the opportunity to be involved in this emerging technology, having great potential for military, government and commercial users worldwide," says Zvika Alon, RADA CEO.

Currently, SpiderTech is conducting several confidential field demonstrations with Israel's Ministry of Defense, the U.S. Department of Homeland Security and other groups in Europe and Latin America. They are focusing on early warning perimeter security solutions for sensitive military, energy, government and commercial sites, including underground threats.

"The most recent tests in the U.S. involve tunnel detection," says Elkana Pressler, Product, Marketing and Sales Director for SpiderTech. "The demonstrations have shown that the SpiderTech sensor (STS) can accurately identify people moving underground even with intense surface noise, like car and truck traffic."

The SpiderTech sensor technology identifies, locates and differentiates intrusions on the ground and underground. Unlike conventional perimeter security solutions, SpiderTech sensors do not require line of sight with potential threats and are immune to environmental effects of wind, temperature changes and rain. In addition, the sensors have a very low rate of false alarms, thus being extremely difficult to bypass and enhance any existing perimeter security solution.

"We are currently focused on the 'high end' government market segment where our solution is urgently needed. We also intend to expand our offering and introduce a commercial product line, tailored for home protection," says Pressler. "With their experience in the military and commercial sectors, RADA is a perfect partner to help introduce SpiderTech products."

About SpiderTech

SpiderTech Ltd. is a private Israel-based developer of advanced Perimeter Security Solutions. The company's seismic 'Virtual Fence' systems are based on patented sensor and system technology. The systems allow sensing and interpreting of intruders at a level of confidence exceeding the probability of detection of imaging sensors or physical barriers.

The company's patented solutions offer advanced, robust monitoring and detection products delivering dependable, cost efficient and reliable security solutions.


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About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in data recording and management (Digital Video & Data Recorders, Ground Debriefing Stations Head-Up Display Cameras), inertial navigation systems, avionics solutions (Trainer Aircraft Upgrades, Stores Management Systems, Interface Computers) and avionics systems for UAVs.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
RADA Electronic Industries Ltd.
Dubi Sella, V.P Marketing & Sales
+972-9-892-1111
mrkt@rada.com
www.rada.com

SpiderTech Security Ltd.
Mr. Elkana Pressler, Product, Marketing and Sales Director
+972 8 915 6665
Cell: +972 52 854 4834
elkana.pressler@spidertech-security.com
www.spidertech-security.com